 ===============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                        AUTHENTIC SPECIALTY FOODS, INC.
                           (Name of Subject Company)

                   AUTHENTIC ACQUISITION CORPORATION (TEXAS)
                 AUTHENTIC ACQUISITION CORPORATION (DELAWARE)
                            AGROBIOS, S.A. DE C.V.
                              DESC, S.A. DE C.V.
                                   (Bidder)

                    Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                          05266E 10 7 (Common Stock)
                     (CUSIP Number of Class of Securities)

                             ARTURO D'ACOSTA RUIZ
                 CORPORATE DIRECTOR (TREASURY AND ACCOUNTING)
                              DESC, S.A. DE C.V.
                         PASEO DE LOS TAMARINDOS 400-B
                                  28TH FLOOR
                             BOSQUES DE LAS LOMAS
                              MEXICO, D.F. 05120
                           TELEPHONE: (525) 261-8000
                           FACSIMILE: (525) 261-8096

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications on Behalf of Bidders)
                                 ------------
                                  COPIES TO:

       PETER J. TENNYSON, ESQ.          FREDERICK S. GREEN, ESQ.
PAUL, HASTINGS, JANOFSKY & WALKER LLP  WEIL, GOTSHAL & MANGES LLP
  695 TOWN CENTER DRIVE, 17TH FLOOR         767 FIFTH AVENUE
        COSTA MESA, CA 92626               NEW YORK, NY 10153
           (714) 668-6200                    (212) 310-8000

                           CALCULATION OF FILING FEE

Transaction Valuation*: $142,173,142              Amount of Filing Fee: $28,435
--------
* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 8,363,126 shares of common stock, $1.00 par value (the "Shares"), of Authentic Specialty Foods, Inc., at price of $17.00 per Share in cash. Such number of Shares represents the 8,027,126 Shares outstanding as of May 6, 1998 and assumes the issuance prior to the consummation of the Offer of 336,000 Shares upon the exercise of outstanding options and warrants not subject to cancellation agreements. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                                   Filing Party: N/A
Form or Registration No.: N/A                                   Date Filed: N/A
===============================================================================

                                     14D-1

CUSIP NO. 05266E 10 7
--------------------------------------------------------------------------------

    1.   NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Authentic Acquisition Corporation
         74-2877980
---------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                    (b) [_]
---------------------------------------------------------------------------
    3.   SEC USE ONLY
---------------------------------------------------------------------------
    4.   SOURCES OF FUNDS
         AF
---------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)                             [_]
---------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         Texas
---------------------------------------------------------------------------
    7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None
---------------------------------------------------------------------------
    8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                             [_]
---------------------------------------------------------------------------
    9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         0%
---------------------------------------------------------------------------
   10.   TYPE OF REPORTING PERSON
         CO
---------------------------------------------------------------------------

CUSIP NO. 05266E 10 7
--------------------------------------------------------------------------------

    1.   NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Authentic Acquisition Corporation
         Applied For
---------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                    (b) [_]
---------------------------------------------------------------------------
    3.   SEC USE ONLY
---------------------------------------------------------------------------
    4.   SOURCES OF FUNDS
         AF
---------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)                             [_]
---------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
---------------------------------------------------------------------------
    7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None
---------------------------------------------------------------------------
    8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                             [_]
---------------------------------------------------------------------------
    9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         0%
---------------------------------------------------------------------------
   10.   TYPE OF REPORTING PERSON
         CO
---------------------------------------------------------------------------

CUSIP NO. 05266E 10 7
--------------------------------------------------------------------------------

    1.   NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Agrobios, S.A. de C.V.
---------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                    (b) [_]
---------------------------------------------------------------------------
    3.   SEC USE ONLY
---------------------------------------------------------------------------
    4.   SOURCES OF FUNDS
         AF
---------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)                             [_]
---------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         United Mexican States
---------------------------------------------------------------------------
    7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None
---------------------------------------------------------------------------
    8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                             [_]
---------------------------------------------------------------------------
    9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         0%
---------------------------------------------------------------------------
   10.   TYPE OF REPORTING PERSON
         CO
---------------------------------------------------------------------------

CUSIP NO. 05266E 10 7
-------------------------------------------------------------------------------

    1.   NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Desc, S.A. de C.V.
---------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                    (b) [_]
---------------------------------------------------------------------------
    3.   SEC USE ONLY
---------------------------------------------------------------------------
    4.   SOURCES OF FUNDS
         WC
---------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)                             [_]
---------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         United Mexican States
---------------------------------------------------------------------------
    7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None
---------------------------------------------------------------------------
    8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                             [_]
---------------------------------------------------------------------------
    9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         0%
---------------------------------------------------------------------------
   10.   TYPE OF REPORTING PERSON
         CO
---------------------------------------------------------------------------

                                 TENDER OFFER

  This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Authentic Acquisition Corporation, a Texas corporation ("Purchaser") and a wholly owned indirect subsidiary of Agrobios, S.A. de C.V. ("Parent"), a corporation organized under the laws of the United Mexican States ("Mexico") and a wholly owned subsidiary of Desc, S.A. de C.V., a corporation organized under the laws of Mexico ("Desc"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Authentic Specialty Foods, Inc., a Texas corporation (the "Company"), at $17.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 14,

1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit 99.1, and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit 99.2 (which together constitute the "Offer").

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Authentic Specialty Foods, Inc. and the address of its principal executive offices is 1313 Avenue R, Grand Prairie, Texas 75050.

  (b) The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d), (g) This Statement is being filed by Purchaser, Parent, Desc and Authentic Acquisition Corporation, a Delaware corporation ("AAC Delaware") and wholly owned subsidiary of Parent and sole shareholder of Purchaser. The information set forth in the "INTRODUCTION" and Section 9 ("Certain Information Concerning Desc, Parent and Purchaser") of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Desc, Parent, AAC Delaware and Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

  (e)-(f) During the last five years none of Desc, Parent, AAC Delaware nor Purchaser nor, to the best knowledge of Desc, Parent, AAC Delaware and Purchaser, any of the persons listed in Schedule I of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a)(1) Other than the transactions described in Item 3(b) below, none of Desc, Parent, AAC Delaware nor Purchaser nor, to the best knowledge of Desc, Parent, AAC Delaware and Purchaser, any of the persons listed in Schedule I of the Offer to Purchase have entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

  (a)(2) Other than the transactions described in Item 3(b) below, none of Desc, Parent, AAC Delaware nor Purchaser nor, to the best knowledge of Desc, Parent, AAC Delaware and Purchaser, any of the persons listed in Schedule I of the Offer to Purchase have entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

  (b) The information set forth in the "INTRODUCTION," Section 9 ("Certain Information Concerning Desc, Parent and Purchaser"), Section 11 ("Background of the Offer; Purpose of the Offer and the Merger; The

Merger Agreement and Certain Other Agreements") and Section 12 ("Plans for the Company; Other Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in the "INTRODUCTION," Section 11 ("Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements") and Section 12 ("Plans for the Company; Other Matters") of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)-(b) The information set forth in Section 9 ("Certain Information Concerning Desc, Parent and Purchaser") and Section 11 ("Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the "INTRODUCTION," Section 11 ("Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements"), Section 12 ("Plans for the Company; Other Matters") and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 ("Certain Information Concerning Desc, Parent and Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser, Parent or Desc, or to the best knowledge of Purchaser, Parent or Desc, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

  (b)-(c) The information set forth in the "INTRODUCTION," Section 14 ("Conditions to the Offer") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

 99.1  Offer to Purchase dated May 14, 1998.
 99.2  Letter of Transmittal.
 99.3  Notice of Guaranteed Delivery.
 99.4  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
       Nominees.
 99.5  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
       Companies and Other Nominees.
 99.6  Guidelines for Certification of Taxpayer Identification Number on
       Substitute Form W-9.
 99.7  Summary Advertisement, as published in The Wall Street Journal on May
       14, 1998.
 99.8  Text of Press Release of Desc dated May 8, 1998.
 99.9  Text of Press Release of Desc dated May 14, 1998.
 99.10 Agreement and Plan of Merger, dated as of May 7, 1998, by and among Parent, Purchaser and the Company.
 99.11 Confidentiality Letter Agreement, dated February 26, 1998, by and between Desc and the Company.
 99.12 Supplemental Confidentiality Letter Agreement, dated March 31, 1998, by and between Desc and the Company.
 99.13 Letter Agreement, dated May 7, 1998, by and among Shansby Partners,
       L.L.C., TSG2 L.P., TSG2 Management, L.L.C. and the Company.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 1998

                                          AUTHENTIC ACQUISITION CORPORATION,
                                          a Texas Corporation

                                               /s/ Ramon F. Estrada Rivero
                                          By:  ________________________________
                                          Ramon F. Estrada Rivero
                                          Secretary

                                          AUTHENTIC ACQUISITION CORPORATION,
                                          a Delaware Corporation

                                               /s/ Ramon F. Estrada Rivero
                                          By:  ________________________________
                                          Ramon F. Estrada Rivero
                                          Secretary

                                          AGROBIOS, S.A. DE C.V.

                                               /s/ Ramon F. Estrada Rivero
                                          By:  ________________________________
                                          Ramon F. Estrada Rivero
                                          Secretary

                                          DESC, S.A. DE C.V.

                                               /s/ Ernesto Vega Velasco
                                          By:  ________________________________
                                          Ernesto Vega Velasco
                                          Secretary

                                 EXHIBIT INDEX

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
  99.1   Offer to Purchase dated May 14, 1998.
  99.2   Letter of Transmittal.
  99.3   Notice of Guaranteed Delivery.
  99.4   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees.
  99.5   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
  99.6   Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
  99.7   Summary Advertisement, as published in The Wall Street Journal on May
         14, 1998.
  99.8   Text of Press Release of Desc dated May 8, 1998.
  99.9   Text of Press Release of Desc dated May 14, 1998.
  99.10  Agreement and Plan of Merger, dated as of May 7, 1998, by and among
         Parent, Purchaser and the Company.
  99.11  Confidentiality Letter Agreement, dated February 26, 1998, by and between Desc and the Company.
  99.12  Supplemental Confidentiality Letter Agreement, dated March 31, 1998, by and between Desc and the Company.
  99.13  Letter Agreement, dated May 7, 1998, by and among Shansby Partners,
         L.L.C., TSG2 L.P., TSG2 Management, L.L.C. and the Company.